                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)


                            VISTA RESOURCES, INC.
                            ---------------------
                               (Name of Issuer)



                   Common Stock, par value $2.50 per share
                   ---------------------------------------
                       (Title of Class of Securities)



                                 928384-10-6
                               --------------
                               (CUSIP Number)



                                J. Rex Fuqua
                             One Atlantic Center
                         1201 West Peachtree Street
                                 Suite 5000
                           Atlanta, Georgia  30309
                          Telephone: (404) 815-2000
        ------------------------------------------------------------
        (Name, Address, and Telephone Number of Person Authorized to
                     Receive Notices and Communications)





                               August 28, 1995
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [   ].

- ----------------------------
CUSIP NO.        928384-10-6
- ----------------------------
- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. B. Fuqua
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                      (a)   X
                                                                          -----
                                                                      (b)
                                                                          -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

                                                                         -------

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      693,917
Beneficially                                       -----------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              435,698
Person With                                        -----------------------------
                                           9.      Sole Dispositive Power
                                                            693,917
                                                   -----------------------------
                                           10.     Shared Dispositive Power
                                                            435,698
                                                   -----------------------------
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 1,129,615 shares of the Common Stock
(372,232 individually, 160,843 as trustee for The Jennifer Calhoun Fuqua Trust,
160,842 shares as trustee for The Lauren Brooks Fuqua Trust, 69,698 as an officer and director of The J. B. Fuqua Foundation, Inc., and 366,000 as an officer and director of Fuqua Holding, Inc.).

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 29.6%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

- --------------------------------------------------------------------------------

- ----------------------------
CUSIP NO.        928384-10-6
- ----------------------------
- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. Rex Fuqua
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                       (a)   X
                                                                           -----
                                                                       (b)
                                                                           -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         PF

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      310,142
Beneficially                                       -----------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              435,698
Person With                                        -----------------------------
                                           9.      Sole Dispositive Power
                                                            310,142
                                                   -----------------------------
                                           10.     Shared Dispositive Power
                                                            435,698
                                                   -----------------------------
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 745,840 shares of the Common Stock
(310,142 individually, 69,698 as an officer and director of The J. B. Fuqua
Foundation, Inc. and 366,000 as an officer and director of Fuqua Holdings, Inc.).

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 19.6%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

- --------------------------------------------------------------------------------

- ----------------------------
CUSIP NO.        928384-10-6
- ----------------------------
- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Fuqua Holdings, Inc.
                 I.D. No. applied for.

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                       (a)   X
                                                                           -----
                                                                       (b)
                                                                           -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      366,000
Beneficially                                       -----------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        -----------------------------
                                           9.      Sole Dispositive Power
                                                            366,000
                                                   -----------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   -----------------------------
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings, Inc., the general partner of Fuqua Holdings - I, L.P., may be deemed to own beneficially (through the power of its sole directors and shareholders, J. B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 9.6%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO

- --------------------------------------------------------------------------------

- ----------------------------
CUSIP NO.        928384-10-6
- ----------------------------
- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Fuqua Holdings - I, L.P.
                 I.D. No. applied for.

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                       (a)   X
                                                                           -----
                                                                       (b)
                                                                           -----
- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      366,000
Beneficially                                       -----------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        -----------------------------
                                           9.      Sole Dispositive Power
                                                            366,000
                                                   -----------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   -----------------------------
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings - I, L.P. may be deemed to own beneficially (through the power of J. B. Fuqua and J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of Fuqua
         Holdings-I, L.P., to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 9.6%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         PN

- --------------------------------------------------------------------------------

- ----------------------------
CUSIP NO.        928384-10-6
- ----------------------------
- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Jennifer Calhoun Fuqua Trust
                 IRS I.D. No. 58-6163768

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                       (a)   X
                                                                           -----
                                                                       (b)
                                                                           -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      160,843
Beneficially                                       -----------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        -----------------------------
                                           9.      Sole Dispositive Power
                                                            160,843
                                                   -----------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   -----------------------------
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially
(through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 160,843 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----
- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 4.2%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         OO

- --------------------------------------------------------------------------------

- ----------------------------
CUSIP NO.        928384-10-6
- ----------------------------
- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Lauren Brooks Fuqua Trust
                 IRS I.D. No. 58-6163767

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                       (a)   X
                                                                           -----
                                                                       (b)
                                                                           -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      160,842
Beneficially                                       -----------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        -----------------------------
                                           9.      Sole Dispositive Power
                                                            160,842
                                                   -----------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   -----------------------------
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Lauren Brooks Fuqua Trust may be deemed to own beneficially
(through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 160,842 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 4.2%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         OO

- --------------------------------------------------------------------------------

- ----------------------------
CUSIP NO.        928384-10-6
- ----------------------------
- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The J. B. Fuqua Foundation, Inc.
                 IRS I.D. No. 23-7122039

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                       (a)   X
                                                                           -----
                                                                       (b)
                                                                           -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      69,698
Beneficially                                       -----------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        -----------------------------
                                           9.      Sole Dispositive Power
                                                            69,698
                                                   -----------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   -----------------------------
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The J. B. Fuqua Foundation, Inc. may be deemed to own beneficially
(through the power of its directors and officers to direct the vote thereof)
69,698 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 1.8%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO

- --------------------------------------------------------------------------------

                                  Introduction


                 This Statement constitutes Amendment No. 5 ("Amendment No. 5") to a Schedule 13D, dated March 27, 1989 (the "Schedule 13D"), of J. B. Fuqua,
J. Rex Fuqua, Fuqua Holdings, Inc., Fuqua Holdings - I, L.P., The Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust, and The J. B. Fuqua Foundation, Inc. (collectively, the "Reporting Persons"), with respect to the common stock par value $2.50 per share (the "Common Stock") of Vista Resources, Inc., a Delaware corporation ("Vista"). This Amendment No. 5 makes reference to Amendment No. 4, dated July 19, 1995, which amended and restated the
Schedule 13D ("Amendment No. 4").

                 This Amendment No. 5 is being filed, because on August 28, 1995, J. Rex Fuqua purchased 30,000 shares of Common Stock in a private transaction. The purchase was made for investment purposes. Cover pages for each of the Reporting Persons are included to reflect the percentage change in their holdings due to an increase in the number of outstanding shares of Common Stock. Except for J. Rex Fuqua, none of the Reporting Persons has acquired or disposed of any shares of Common Stock since the filing of Amendment No. 4.


Item 3.  Source and Amount of Funds or Other Consideration.

                 Item 3 of Amendment No. 4 is hereby amended and supplemented to include the following information:

         On August 28, 1995, J. Rex Fuqua purchased 30,000 shares of Common Stock in a private transaction for a sum of $682,500. Mr. Fuqua paid for the shares using personal funds. The purchase was not financed.

Item 4.  Purpose of Transaction.

                 Item 4 of Amendment No. 4 is hereby amended and supplemented to include the following information:

                 The transaction effected by J. Rex Fuqua that is described in this Amendment No. 5 was made for investment purposes.

Item 5.  Interest in Securities of the Issuer.

                 Sections (a)-(b) and (c) of Item 5 of Amendment No. 4 are hereby deleted in their entirety and replaced by the following:

                 (a)-(b) Schedule I hereto sets forth the record and beneficial ownership of shares of common stock for each of the Reporting Persons, and is incorporated herein by reference. The aggregate of the holdings reflected on Schedule I is 1,439,757 shares of Common Stock, which represents approximately 37.8% of the total number of shares of Common Stock which Vista had issued and outstanding as of August 28, 1995 (3,813,269 shares).

                 (c) With respect to the transaction by J. Rex Fuqua described herein, the information contained in Items 3 and 4 of this Amendment No. 5 is incorporated herein by reference. Except as described in Amendment No. 4 and this Amendment No. 5, none of the persons listed in Item 2 of Amendment No. 4 has effected any transaction in the Common Stock in the past 60 days.

Signature


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 30, 1995


                                        *
                                ------------------------------------------
                                J. B. FUQUA


                                        /s/ J. Rex Fuqua
                                ------------------------------------------
                                J. REX FUQUA


                                FUQUA HOLDINGS, INC.


                                By:     /s/ J. Rex Fuqua
                                    --------------------------------------

                                Name:   J. Rex Fuqua
                                     -------------------------------------

                                Title:  President
                                      ------------------------------------


                                FUQUA HOLDINGS - I, L.P.
                                By:  FUQUA HOLDINGS, INC., its General Partner


                                By:     /s/ J. Rex Fuqua
                                    --------------------------------------

                                Name:   J. Rex Fuqua
                                     -------------------------------------

                                Title:  President, Fuqua Holdings, Inc.
                                      ------------------------------------



                                THE JENNIFER CALHOUN FUQUA TRUST


                                By:     *
                                   ---------------------------------------

                                Name:   J. B. Fuqua
                                     -------------------------------------

                                Title:  Trustee
                                      ------------------------------------

                                THE LAUREN BROOKS FUQUA TRUST


                                By:     *
                                   ---------------------------------------

                                Name:   J. B. Fuqua
                                     -------------------------------------

                                Title:  Trustee
                                      ------------------------------------

                                THE J. B. FUQUA FOUNDATION, INC.

                                By:     *
                                   ---------------------------------------

                                Name:   J. B. Fuqua
                                     -------------------------------------

                                Title:  Chairman/President
                                      ------------------------------------



                                *By:    /s/ J. Rex Fuqua
                                      -----------------------------------
                                        J. Rex Fuqua
                                        Attorney-in-Fact

                                  SCHEDULE I

                                                                             Sole           Shared
                                           Sole            Shared         Dispositive     Dispositive
             Reporting Person          Voting Power     Voting Power         Power           Power         Beneficially Owned
             ----------------          ------------     ------------         -----           -----         ------------------
J. B. Fuqua(1)                            693,917         435,698            693,917         435,698           1,129,615
J. Rex Fuqua(2)                           310,142         435,698            310,142         435,698             745,840
Fuqua Holdings, Inc.(3)                   366,000               0            366,000               0             366,000
Fuqua Holdings - I, L.P.(4)               366,000               0            366,000               0             366,000
The Jennifer Calhoun Fuqua Trust(5)       160,843               0            160,843               0             160,843
The Lauren Brooks Fuqua Trust(6)          160,842               0            160,842               0             160,842
The J. B. Fuqua Foundation, Inc.(7)        69,698               0             69,698               0              69,698

- -----------------
1   J. B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 1,129,615 shares of the Common Stock (372,232 individually, 160,843 as trustee for The Jennifer Calhoun Fuqua Trust, 160,842 shares as trustee for The Lauren Brooks Fuqua Trust, 69,698 as an officer and director of The J. B. Fuqua Foundation, Inc., and 366,000 as an officer and director of Fuqua Holdings, Inc.).

2   J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 745,840 shares of the Common Stock (310,142 individually, 69,698 as an officer and director of The J. B. Fuqua Foundation, Inc., and 366,000 as an officer and director of Fuqua Holdings, Inc.).

3   Fuqua Holdings, Inc., the general partner of Fuqua Holdings - I, L.P., may be deemed to own beneficially (through the power of its sole directors and shareholders, J. B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

4   Fuqua Holdings - I, L.P., may be deemed to own beneficially (through the power of J. B. Fuqua and J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of Fuqua Holdings - I, L.P., to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

5   The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 160,843 shares of the Common Stock.

6   The Lauren Brooks Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 160,842 shares of the Common Stock.

7   The J. B. Fuqua Foundation, Inc. may be deemed to own beneficially (through the power of its directors and officers to direct the vote thereof) 69,698 shares of the Common Stock.


                                     -1-